Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217215

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED JANUARY 12, 2018

INSPIRED ENTERTAINMENT, INC.

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This Prospectus Supplement supplements information contained in Inspired Entertainment, Inc.’s (“we,” “our” or “the Company”) prospectus dated January 12, 2018, as amended and supplemented from time to time, and includes disclosure from Current Reports on Form 8-K of the Company as filed with the Securities and Exchange Commission on May 7, 2018, May 18, 2018 and May 21, 2018, as well as an additional Risk Factor related to the Company. The prospectus relates to the resale by the selling securityholders identified on pages 32-36 of the prospectus of up to 25,207,560 shares of our common stock, $0.0001 par value per share.

You should read this Prospectus Supplement in conjunction with the prospectus, as amended and supplemented. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the prospectus, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 25, 2018

Departure of Directors or Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Formation of the Office of Executive Chairman

On May 2, 2018, the Company announced that it has formed the Office of Executive Chairman, which consists of Executive Chairman A. Lorne Weil; President and Chief Operating Officer Brooks H. Pierce; Executive Vice President and Chief Strategy Officer Daniel B. Silvers and Executive Vice President and Chief Financial Officer Stewart F.B. Baker. The Office of the Executive Chairman will execute the day-to-day management of the Company.

Appointments of Executive Officers

In connection with the formation of the Office of Executive Chairman, on May 1, 2018 Mr. Pierce was appointed President and Chief Operating Officer of the Company and Mr. Baker, the Company’s Chief Financial Officer, was appointed to the new position of Executive Vice President and Chief Financial Officer.

Mr. Pierce, 56, has over 25 years of experience in the gaming industry. He joined the Company as Senior Vice President, North America, earlier this year. Prior to joining the Company, Mr. Pierce held the position of Chief Executive Officer of BHP Consulting Group, LLC (“BHP”), a sales, marketing and leadership consulting firm that provided consulting services to the Company from May 2017 through March 2018, during which time BHP received $10,000 per month in fees as well as reimbursement of certain expenses. From 2015 to 2017, Mr. Pierce was Managing Director of the Americas for Aristocrat Technologies, Inc. He was Chief Revenue Officer for the gaming division of Scientific Games Corporation from 2012 to 2015 and held various other roles within Scientific Games from 1991 to 2010, including Senior Vice President of Marketing and President of Scientific Games Racing. From 2010 to 2012, Mr. Pierce was the Chief Business Development Officer for Sportech PLC, a UK-based gaming equipment and systems supplier. He is currently a Member of the Advisory Board of Leading Edge Ventures, a Wilmington, Delaware-based venture capital fund, as well as an Advisory Board Member of the Horn Entrepreneurial School at the University of Delaware. He received his BA from the University of Delaware and is a graduate of the Columbia Business School Senior Executive Program.

The Company and Mr. Pierce have entered into an employment agreement setting forth the terms and conditions of Mr. Pierce’s employment as President and Chief Operating Officer. The principal terms of his employment include an annual base salary of $400,000; an annual bonus opportunity of from 100% (target) to 200% (maximum) of his base salary, subject to the Company meeting specified performance targets and he himself meeting specified individual performance targets. The agreement has a duration of two years. Should Mr. Pierce be terminated for cause or resign without good reason (as such terms are defined in the employment agreement), or if the Company declines to extend Mr. Pierce’s employment agreement beyond its initial term, he shall be entitled to receive his base salary through the end of his employment, reimbursement of allowable business expenses incurred and such other compensation and benefits as may be provided in applicable plans and programs of the Company. Should Mr. Pierce be terminated without cause (other than due to death or disability) or resign for good reason (as such terms are defined in the employment agreement), he shall be entitled to receive: (i) continuation of his base salary for six months following of the end of his employment; (ii) reimbursement of allowable business expenses incurred; (iii) any earned but not yet paid bonus from the prior year; (iv) a pro-rated target bonus for the year in which the termination occurred (based on the number of days he was employed by the Company during that year); (v) acceleration of 100% vesting of the 100,000 restricted stock units granted to him in connection with his appointment as President and Chief Operating Officer (as further described below); and (vii) coverage under the Company’s health plan paid for the first six months and such other compensation and benefits as may be provided in applicable plans and programs of the Company.

In addition, Mr. Pierce has been awarded 100,000 restricted stock units under the Inspired Entertainment, Inc. Second Long-Term Incentive Plan. The restricted stock units vest upon the earliest of a transformational acquisition by the Company (as defined in the award agreement), Mr. Pierce’s continued service through May 1, 2020, a change in control of the Company (as defined in the award agreement) or his death or disability. The award was made subject to clawback provisions extending for three years following the settlement of the award.

Departure of Chief Executive Officer

The Company also announced that Luke L. Alvarez, President and Chief Executive Officer, was departing the Company and its affiliates, under terms being finalized. Mr. Alvarez’s previous responsibilities will be divided among the members of the Office of Executive Chairman.

On May 16, 2018, the Company and Mr. Alvarez finalized and agreed upon the terms of his departure. Mr. Alvarez has been a party to written services agreements with each of Inspired Gaming (Gibraltar) Limited (“Inspired Gibraltar”), a Gibraltar subsidiary of the Company, and DMWSL 633 Limited (“DMWSL”), a UK subsidiary of the Company, respectively. Pursuant to a settlement agreement dated May 16, 2018, among Inspired Gibraltar, DMWSL, the Company and Mr. Alvarez, the respective written services agreements have ended, subject to certain terms and conditions that continue beyond the date of resignation, including certain covenants not to compete with, solicit employees or clients from or interfere in the business dealings of, the Company or any of its subsidiaries. In addition, on May 16, 2018, Mr. Alvarez resigned from his positions as director and President and Chief Executive Officer of the Company and from all other officer and director positions held with Company subsidiaries. In connection with his departure, Mr. Alvarez shall receive a total of approximately £870,000 over the next 11 months, in respect of salary, director’s fees, bonus and the value of health and similar benefits. In addition, Mr. Alvarez previously received a grant of 926,272 shares of restricted stock under the Inspired Entertainment, Inc. 2016 Long-Term Incentive Plan (the “Plan”). Under the terms of the grant and the Plan, one-third of these shares vested previously, and the remaining shares will remain eligible for vesting, subject to certain performance and settlement conditions set forth in the Plan, through December 2021.

Triennial Review

On May 17 2018, the United Kingdom’s Department for Digital, Culture, Media and Sport announced its position that the maximum betting limit on B2 gaming machines (also known as Fixed-Odd Betting Terminals, or FOBTs) in the United Kingdom should be reduced to £2. The Company estimates that the initial, annualized Adjusted EBITDA reduction it will experience in the future as a result of the betting limit reduction will be on the order of £7-8 million, or $10-11 million at current exchange rates. This estimate is subject to further refinement and could change. For comparison purposes, between the first quarter and the second quarter of the Company’s 2018 fiscal year, the Company’s annualized historical Adjusted EBITDA increased from approximately $40 million to approximately $50 million. The Company notes that the timing of the UK government’s implementation of the betting limit reduction is uncertain. As a result, the Company currently expects that there will likely be no impact to its Adjusted EBITDA during its 2018 fiscal year, which ends on September 30, 2018, and it is possible there may be little or no material impact to its Adjusted EBITDA during its 2019 fiscal year. Moreover, because of the contraction of the number of UK FOBT terminals expected to result from the betting limit reduction, the capital requirements of the Company’s business may diminish, with the result that the adverse effect of the betting limit reduction on the Company’s cash flows may be materially less than its effect on the Company’s Adjusted EBITDA. Nevertheless, there can be no assurance as to when, how and to what extent the betting limit reduction will adversely affect the Company’s results of operations, cash flows and financial condition.

The foregoing discussion contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. We advise you to carefully review the information set forth under “Risk Factors” beginning on page 8 of the prospectus and in reports and documents we file from time to time with the U. S. Securities and Exchange Commission.

The Company’s definitions of its non-GAAP financial measures, including Adjusted EBITDA, and a reconciliation of its most recently reported historical non-GAAP financial measures, including Adjusted EBITDA, to GAAP financial measures, are included in the Company’s prospectus, dated January 12, 2018. The Company believes that to provide a quantitative reconciliation of the forward-looking non-GAAP information provided above would require unreasonable efforts, due to difficulties in forecasting certain required reconciliation line items as a result of the uncertain timing of the expected regulatory changes. In the near term, the Company would not expect a material change in its depreciation and amortization charges. However, the betting limit reduction would likely lead to one-off implementation charges, and the timing and extent of such charges cannot currently be predicted.

In addition to the foregoing, the following Risk Factor supplements those previously disclosed in the Company’s prospectus, dated January 12, 2018.

The capital controls imposed by Greece as a consequence of its financial crisis can cause problems for the transfer of our earnings out of Greece.

We earn a material portion of our revenue in Greece. Greece has imposed capital controls that complicate, and can delay or prevent, the flow of capital out of that country. Because we have significant revenue-generating operations in Greece, but also have our operational and decision-making centers outside Greece and incur costs and arrange financing in multiple jurisdictions outside Greece, in the ordinary course of our business we seek from time to time to transfer funds earned in Greece to accounts of ours outside Greece. Historically, we have always been able to complete such transfers. However, from transfer to transfer, the approval procedures for making such transfers can vary in terms of duration, complication and general difficulty. If approvals of our transfers of funds out of Greece are ever materially delayed or prevented, by Greek regulations, Greek regulatory procedures or otherwise, our cash planning and our ability to deploy cash across our operations could be adversely affected, and our results of operations could suffer.